UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                    THE HILLHAVEN CORPORATION
                         (Name of Issuer)

                   Common Stock, $.75 Par Value
                  (Title of Class of Securities)

                           431576 10 7
                          (CUSIP Number)


                     Thomas E. Phillippe, Sr.
                7240 Shadeland Station, Suite 250
           Indianapolis, Indiana  46256  (317) 596-6115
   (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                          June 30, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-1(b)(3) or
(4), check the following box  [ ]

Check the following box if a fee is being paid with the statement  [X]
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Total pages: _22__

CUSIP No.          431576 10 7       SCHEDULE 13D

(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas E. Phillippe, Sr.

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)    [ ]
      (b)    [X]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
      OO


(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D)OR 2(E)     [ ]

(6)   CITIZENSHIP OR PLACE OR ORGANIZATION

      U.S.A.


                                 :(7) SOLE VOTING POWER
                                 :
                                 :      2,560,948
NUMBER OF SHARES BENEFICIALLY    :
OWNED BY EACH REPORTING          :(8)  SHARED VOTING
                                 :
    PERSON WITH                  :      0
                                 :
                                 :(9)  SOLE DISPOSITIVE
                                 :
                                 :     2,560,948
                                 :
                                 :(10) SHARED DISPOSITIVE
                                 :
                                 :     0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,560,948

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*     [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

(14) TYPE OF REPORTING PERSON

     IN

SCHEDULE 13D


Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock, $.75 par value (the "Hillhaven Common
Shares"), of The Hillhaven Corporation, a Nevada corporation with its principal offices at 1148 Broadway Plaza, Tacoma, Washington
98402 ("Hillhaven").

Item 2.   Identity and Background.

     This statement is filed by Thomas E. Phillippe, Sr., an individual resident in the State of Indiana (the "Reporting Person"). The business address of the Reporting Person is 7240 Shadeland Station, Suite 250, Indianapolis, Indiana, 46256. The Reporting Person is currently the President of Opal Care Centers, Inc., an Indiana corporation with its principal offices at 7240 Shadeland Station, Suite 250, Indianapolis, Indiana, 46256, which specializes in construction with respect to nursing homes. The Reporting Person is a United States citizen.

     The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares reported in this statement (the "Reported Shares") were acquired by the Reporting Person in connection with a share exchange transaction (the "Share Exchange") pursuant to a Share Exchange Agreement (the "Share Exchange Agreement") by and among Hillhaven, Nationwide Care, Inc., an Indiana corporation ("NCI"), Phillippe Enterprises, Inc., an Indiana corporation ("PEI"), Meadowvale Skilled Care Center, Inc., an Indiana corporation ("Meadowvale")(NCI, PEI and Meadowvale are collectively referred to herein as the "Targets"), and certain affiliated partnerships of the Targets (the Targets and the affiliated partnerships are collectively referred to herein as the "Nationwide Entities"). The Share Exchange was structured as a tax-free reorganization and was consummated on June 30, 1995 (the "Closing Date"). In connection with the Share Exchange, Hillhaven exchanged 5,000,000 Hillhaven Common Shares (the "Share Exchange Consideration") for all of the outstanding common stock of each of the Targets. The Reporting Person was a significant stockholder of NCI and PEI prior to the Share Exchange.

Item 4.   Purpose of the Transaction.

     The Hillhaven Common Shares reported on this statement were acquired in connection with the Share Exchange described in Item 3 and are held for investment purposes. The Reporting Person has no present plans or proposals which may relate to or would result in
(a) the acquisition or disposition of additional securities of Hillhaven by any person; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hillhaven or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Hillhaven or any of its subsidiaries; (d) any change in the present Board of Directors or management of Hillhaven, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Hillhaven; (f) any other material change in Hillhaven's business or corporate structure; (g) changes in Hillhaven's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hillhaven by any person; (h) causing a class of securities of Hillhaven to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Hillhaven becoming eligible for termination of a registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934 as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     At the close of business on July 18, 1995, the Reporting Person was the beneficial owner of 2,560,948 Hillhaven Common Shares. Based upon the most recent information available to the Reporting Person, these shares constitute approximately 6.8% of the issued and outstanding Hillhaven Common Shares.

     The Reporting Person holds sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Reported Shares. Of the Reported Shares, 479,435 Hillhaven Common Shares (or an aggregate of 1,438,305 Hillhaven Common Shares) are owned by three separate annuity trusts established by the Reporting Person (the "Trusts"), one for the benefit of each of the three children of the Reporting Person. As the trustee under the Trusts, the Reporting Person retains sole voting and dispositive power over the Hillhaven Common Shares owned by the Trusts.

     Other than in connection with the Share Exchange, the Reporting Person has not effected any other transactions in the Hillhaven Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Because the Reporting Person was an affiliate of NCI and PEI prior to the Share Exchange, future transfers of the Reported Shares by the Reporting Person will be subject to certain restrictions in accordance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

     In order to preserve the treatment of the Share Exchange as a pooling-of-interests for accounting purposes, the shareholders of the Targets (the "Target Shareholders") agreed to refrain from selling, exchanging, pledging or otherwise disposing of any Hillhaven Common Shares received as a result of the Share Exchange until Hillhaven has published financial results of the combined operations of Hillhaven and the Nationwide Entities covering at least 30 days of such combined operations. Hillhaven agreed to publish such results no later than the last to occur of (a) 60 days following the end of the month including the Closing Date or (b) 10 days following delivery of such financial information with respect to the operations previously owned by the Nationwide Entities as Hillhaven considers reasonably necessary to prepare such combined financial results.

     As security for, and as the sole source for satisfaction of, certain indemnification obligations of the Target Shareholders provided for under the Share Exchange Agreement, 10% of the number of Hillhaven Common Shares that comprised the Share Exchange Consideration (the "Escrow Shares") were placed in escrow by the Target Shareholders with Bank One, Indianapolis, N.A. (the "Escrow Agent"), to remain in escrow until Hillhaven's independent accountants have completed the first audit following the effective time of the Share Exchange (the "Effective Time") of Hillhaven's and the Nationwide Entities' combined operations, but not later than one year after the Closing Date.

     In addition, as security for the indemnification obligations with respect to certain litigation, 5% of the number of Hillhaven Common Shares that comprised the Share Exchange Consideration (the "Supplemental Escrow Shares") were placed in escrow by the shareholders of NCI with Bank One, Indianapolis, N.A. (the "Supplemental Escrow Agent"), to remain in escrow until the earlier of the date certain litigation has been finally settled or otherwise finally resolved or the date that an unappealable summary judgment to the effect that punitive damages will not be allowed in such litigation has been granted.

     Pursuant to each of the escrow agreements described above, Thomas E. Phillippe, Jr., the son of the Reporting Person, was appointed as attorney-in-fact (the "Shareholder Agent") to act as the agent of the Target Shareholders in the performance of all of their obligations and exercise all of their rights under such agreements. All voting and dividend rights with respect to the Escrow Shares and Supplemental Escrow Shares remain with each respective Target Shareholder. The Shareholder Agent may also direct the Escrow Agent and Supplemental Escrow Agent to sell one or more of the Escrow Shares or Supplemental Escrow Shares on the NYSE and deposit the proceeds into the appropriate escrow account, which proceeds shall be distributed, designated, withheld and otherwise subject to the terms of such agreements.

     On the Closing Date, pursuant to the Share Exchange Agreement the Target Shareholders executed and delivered to Hillhaven certain Agreements Among Shareholders (the "Shareholders' Agreements"). In order to facilitate the delivery of certain legal opinions to be delivered at closing concerning the tax treatment of the Share Exchange, under the Shareholders' Agreements each Target Shareholder represented, warranted and covenanted that such Target Shareholder would not dissent in or to the transactions contemplated in connection with the proposed merger (the "Merger") between Hillhaven and Vencor, Inc., a Delaware corporation ("Vencor"). Each Target Shareholder also severally represented, warranted and covenanted to the other Target Shareholders that he, she or it had no plan, intention or arrangement to sell, exchange, pledge, or otherwise dispose of a number of the Hillhaven Common Shares received as Share Exchange Consideration (or shares of Vencor common stock received in the Merger) that would reduce such person's ownership of such Hillhaven Common Shares (or shares of Vencor common stock) to a number having a value, determined at the Effective Time, of less than 50% of the value of Target stock held by such person immediately before the Share Exchange. Further, pursuant to the Shareholders' Agreements, a Target Shareholder may sell, exchange, pledge, or otherwise dispose of any of the Hillhaven Common Shares received as Share Exchange Consideration (or shares of Vencor common stock received in the Merger) provided such disposition would not reduce the fair market value of the Hillhaven Common Shares (or shares of Vencor common stock), determined as of the Effective Time, held by such Target Shareholder to an amount less than 50% of the fair market value of the Target stock held by such Target Shareholder immediately before the Share Exchange. A Target Shareholder may not sell, exchange, pledge, or dispose of more than 50% of such Shareholder's Hillhaven Common Shares (or shares of Vencor common stock received in the Merger) within the two-year period immediately following the Effective Time, or within two years of the effective time of the Merger, whichever is later, unless: (a) such Target Shareholder obtains and delivers to Thomas E. Phillippe, Jr., acting as a representative of all the Target Shareholders (the "Representative"), an unqualified opinion of counsel (from counsel reasonably acceptable to the Representative, and in a form acceptable to the Representative) to the effect that such sale, exchange, pledge, or disposition would not adversely affect the tax-free status of the Share Exchange; and (b) the Representative and the Reporting Person (the "Phillippes") jointly consent in writing to such sale, exchange, pledge, or disposition. The Phillippes are required to use reasonable efforts to reply to a request for a disposition of shares pursuant to clause (b) above within 30 days of receipt of a written notice of a Target Shareholder's request to sell shares pursuant to such clause.

     In connection with the execution of the Shareholders' Agreement respecting NCI, in order to permit the sale by certain Target Shareholders of a number of Hillhaven Common Shares in addition to the number permitted to be sold by such Target Shareholders under such Shareholders' Agreement, the Reporting Person agreed not to sell, exchange, pledge or otherwise dispose of 200,008 Hillhaven Common Shares with respect to which the Reporting Person maintains dispositive power, in addition to the number of Hillhaven Common Shares which may not be sold, exchanged, pledged or otherwise disposed of by the Reporting Person pursuant to the terms of such Shareholders' Agreement.

     The Reporting Person created the Trusts, one for the benefit of each of his three children. Each Trust is irrevocable and expires two years from the date of creation of the Trust (the "Term"). Of the Hillhaven Common Shares reported on this statement, each of the Trusts owns 479,435 Hillhaven Common Shares. The Reporting Person retains voting and dispositive power over the Hillhaven Common Shares owned by the Trusts, and the Reporting Person may direct that such Hillhaven Common Shares be sold by the Trusts prior to expiration of the Term, subject to the provisions of the Shareholders' Agreement with respect to NCI. The Trust documents provide for annual annuity payments to be made to the Reporting Person and for the disposition of all of the trust assets to the Reporting Person and/or the respective child of the Reporting Person at the expiration of the Term.

Item 7.   Material to be Filed as Exhibits.

                                                 Page in
Sequential
    Description of Exhibits                       Numbering System


     Escrow Agreement dated by and among
     The Hillhaven Corporation and those
     shareholders named therein
     (Incorporated by reference to
     Exhibit 3.3(a) to Exhibit 2.01 to
     Amendment No.1 to Form S-4 filed on
     May 19, 1995 by The Hillhaven
     Corporation, File No. 33-58641).

     Supplemental Escrow Agreement by and
     among The Hillhaven Corporation and
     those shareholders named therein
     (Incorporated by reference to
     Exhibit 3.3(b) to Exhibit 2.01 to
     Amendment No.1 to Form S-4 filed on
     May 19, 1995 by The Hillhaven
     Corporation, File No. 33-58641).

     Agreement Among Shareholders by and
     among the former shareholders of
     Nationwide Care, Inc. (Incorporated
     by reference to Exhibit 12.2(i)(a)
     to Exhibit 2.01 to Amendment No.1 to
     Form S-4 filed on May 19, 1995 by
     The Hillhaven Corporation, File No.
     33-58641).

     Agreement Among Shareholders dated
     June 30, 1995 by and among the
     former shareholders of Phillippe
     Enterprises, Inc. (Incorporated by
     reference to Exhibit 12.2(i)(a) to
     Exhibit 2.01 to Amendment No.1 to
     Form S-4 filed on May 19, 1995 by
     The Hillhaven Corporation, File No.
     33-58641).

     Agreement dated June 30, 1995 by and      EX-99.1
     among Thomas E. Phillippe, Sr.,
     Thomas E. Phillippe, Jr. and certain
     former shareholders of Nationwide
     Care, Inc.

     Thomas E. Phillippe, Sr. Declaration      EX-99.2
     of Annuity Trust for the Benefit of
     Thomas E. Phillippe, Jr.

     Thomas E. Phillippe, Sr. Declaration      EX-99.3
     of Annuity Trust for the Benefit of
     Stacey Jo Mervine

     Thomas E. Phillippe, Sr. Declaration      EX-99.4
     of Annuity Trust for the Benefit of
     Towana K. Moore

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 18, 1995                By:  /s/ Thomas E. Phillippe, Sr.
                                   Thomas E. Phillippe, Sr.